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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*



                    WILSON BROTHERS, an Illinois Corporation
            --------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $1 per share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   972091 10 2
            --------------------------------------------------------
                                 (CUSIP Number)

                              John Sanford
                              17 Battery Place
                              New York, New York 10004
                              (212)483-0075
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 18, 1995
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP NO.    972091 10 2                                      Page 2 of 19 Pages

- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John Sanford
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

        PF
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        US Citizen
- -------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES 231,259 shares shares of Common Stock issuable pursuant to the terms of a $362,500 Convertible Promissory Note of the Issuer
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                     0
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                    231,259 shares shares of Common Stock
                                   issuable pursuant to the terms of a $362,500
                                   Convertible Promissory Note of the Issuer
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH                       0
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        231,259 shares shares of Common Stock issuable pursuant to the terms of a $362,500 Convertible Promissory Note of the Issuer
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
     SHARES*


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.5% (based on 3,552,298 shares outstanding)
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        IN
- -------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                                              Page 3 of 19 Pages


ITEM 1.  SECURITY AND ISSUER

        This statement relates to the common stock, $1.00 par value per share (the "Common Stock"), of Wilson Brothers, an Illinois corporation (the "Issuer" or "Wilson"), with its principal offices at 902 South Main Street, Point Marion, PA 15474.

ITEM 2.  IDENTITY AND BACKGROUND

        This statement is being filed by John Sanford. Mr. Sanford's business address is Carr Securities Corp., 17 Battery Place, New York, NY 10004. Mr. Sanford's principal occupation is an equity trader for Carr Securities Corp. In addition, Mr. Sanford is Vice President, Chief Financial Officer and Treasurer of Wilson Brothers and Vice President and Secretary of Wilson's wholly-owned subsidiary, Houze Glass Corporation.

        During the last five years, Mr. Sanford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Sanford was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Sanford is a citizen of the United States.

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                                                              Page 4 of 19 Pages


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The $362,500 promissory note of the Issuer convertible at any time into 231,259 shares of Wilson Common Stock acquired by Mr. Sanford and reported herein plus a Warrant to purchase from Mr. Bruce Paparella up to 648,218 shares of Wilson Common Stock, which Warrant is not exercisable until January 10, 1996 (the "Warrant"), and 37.5% of the Issuer's Accounts Receivable at September 30, 1993 in the amount of $1,230,000 owed to Bruce Paparella and Warren B. Kanders were purchased by Mr. Sanford from Mr. Walter P. Carucci in a private transaction for an aggregate consideration of $25,000. Of this amount, the sum of $10,000 came from Mr. Sanford's private funds and the sum of $15,000 was advanced to Mr. Sanford by a loan from Mr. Carucci represented by a promissory note executed by Mr. Sanford in favor of Mr. Carucci.

ITEM 4.  PURPOSE OF TRANSACTION

        The securities of the Issuer purchased by Mr. Sanford reported herein were acquired by Mr. Sanford for investment purposes. Mr. Sanford does not presently have any plans or proposals with respect to the matters listed in (a) through (j) of Item 4. Mr. Sanford may at any time determine to increase or decrease his investment in the securities of the Issuer in privately negotiated or open market transactions or otherwise, depending upon various factors.

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                                                              Page 5 of 19 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a) As of the date hereof, Mr. Sanford is the holder of $362,500 promissory Note of the Issuer convertible at any time into 231,259 shares of Common Stock (the "Note"). Assuming the Note is fully converted into such shares of Common Stock, Mr. Sanford may be deemed to beneficially own the aggregate of 231,259 of Common Stock constituting approximately 6.5% of Common Stock of the Issuer outstanding (based on 3,552,185 shares of Common Stock outstanding).

        (b) Mr. Sanford has the sole power to vote, to direct the vote, to dispose or to direct the disposition, of the 231,259 shares of Common Stock issuable to Mr. Sanford pursuant to the Note, assuming the Note is fully converted into such shares of Common Stock.

        (c) During the past sixty days the following transaction in the Common Stock of the Issuer was effected: on April 18, 1995, in a private transaction, Mr. Sanford purchased from Mr. Walter P. Carucci Mr. Carucci's interest as to $362,500 of the $562,500 promissory Note of the Issuer payable to Mr. Carucci, which is convertible at any time into 231,259 shares of Wilson Common Stock; a Warrant to purchase from Mr. Bruce Paparella up to 648,218 shares of Wilson Common Stock (which Warrant is not exercisable until January 10, 1996) and Mr. Carucci's interest as to 37.5% of the Issuer's Accounts Receivable at September 30, 1993 in the amount of $1,230,000 owed to Bruce Paparella and Warren B. Kanders, for an

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                                                              Page 6 of 19 Pages


aggregate consideration of $25,000. The aggregate purchase price was paid by $10,000 at the closing and the delivery by Mr. Sanford of a promissory note in the principal amount of $15,000 payable to Mr. Carucci.

        (d)No other persons are known by Mr. Sanford to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Mr. Carucci advanced a loan to Mr. Sanford for $15,000 of the aggregate purchase price of $25,000 for the Note, the Warrant and the interest in the Accounts Receivable purchased by Mr. Sanford from Mr. Carucci. The loan bears interest at the rate of 5% per annum on the unpaid principal amount, is payable on or before March 18, 1996 and is evidenced by a promissory note. The Warrant, which is not exercisable until January 10, 1996 entitles Mr. Sanford to purchase from Mr. Paparella up to 648,218 shares of Wilson Common Stock, at an exercise price equal to $0.001 per share.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1.
        Securities Purchase Agreement dated April 18, 1995 between Walter P. Carucci and John Sanford.

        Exhibit 2.
        Promissory Note dated April 18, 1995 made by John Sanford in favor of Walter P. Carucci.

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                                                              Page 7 of 19 Pages


                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 /S/ JOHN SANFORD
                                ----------------------------
                                John Sanford



Dated:  May 31, 1995